.SEC: #82-2948

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public purs[redacted] legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the secu[redacted]representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in wh[redacted](es) or telephone number(s) set out on the back of this report.

02060728

SUPPL

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TENKE MINING CORP.

BOX 2. INSIDER DATA

			DD	MM	YY
RELATIONSHIP(S) TO REPORTING ISSUER: 4		DATE OF LAST REPORT FILED	02	12	02
CHANGE IN RELATIONSHIP FROM LAST REPORT	☐ YES ☒ NO	OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER			

[redacted]LEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

[redacted]E
CRAIG
GIVEN NAMES
JOHN H.
NO. 8 STREET SAUNDERS STREET APT N/A
CITY TORONTO
PROV ON POSTAL CODE M5M 3S4
BUSINESS TELEPHONE NUMBER 416 - 869 - 5756 EXT --
BUSINESS FAX NUMBER 416 - 350 - 6951
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	31,300								☐	31,300	I	
OPTIONS	NIL	26	11	02	50	100,000		.87	☐	100,000	I	

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

DEC 19 2002

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

OSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANՐAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DATE OF THIS REPORT DD	MM	YY
JOHN H. CRAIG		12	12	02